July 20, 2010

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Post-Effective Amendment No. 9/13 to the Registration Statement on Form N-1A for BBH Trust (the “Trust”) (File Nos. 333-129342, 811-21829)

Ladies and Gentlemen:

     Attached hereto for filing on behalf of the Trust pursuant to: (1) the Securities Act of 1933, as amended, and Rule 485(a)(1) thereunder; (2) the Investment Company Act of 1940, as amended (the “1940 Act”); and (3) Rule 101(a) of Regulation S-T, is post-effective amendment No. 9 (amendment No. 13 under the 1940 Act) to the Trust’s registration statement on Form N-1A (the “Retail Class Amendment”). The Retail Class Amendment is intended to become effective 60 days after the date of filing on September 18, 2010.

     The Retail Class Amendment is being filed to establish the Retail Class shares (the “New Class”) as a new class of BBH Core Select (the “Fund”). The Retail Class Amendment includes the prospectus, statement of additional information (“SAI”), Part C and certain exhibits with respect to the New Class.

Request for Selective Review

     The terms of, and disclosure regarding, the shares of the New Class are substantially identical to the terms of, and disclosure regarding, the existing Class N shares of the Fund as described in post-effective amendment No. 8 to the Trust’s registration statement on Form N-1A (“Amendment 8”), as described below. Since sections of the Retail Class Amendment contain disclosure that is substantially identical to disclosure in Amendment 8, on behalf of the Trust, we hereby request on behalf of the Trust that the staff of the Commission apply the selective review process to the Retail Class Amendment in accordance with Release No. 33-6510 (IC-13768).

     Materially Different Disclosure. The material changes in disclosure in the Retail Class Amendment from Amendment 8 result from the following:

(a)	shares of the New Class do not have any performance; however, as required by Form N-1A, the performance information of Class N shares is included in the Retail Class Amendment with disclosures that the performance of the New Class shares will be similar since they participate in the same portfolio but will differ given that they have different expenses. (See disclosures on page 6 under the section captioned “Fund Performance” of the prospectus);

(b)	certain class-level fees and expenses for the New Class differ from the class-level fees and expenses for Class N. In particular, the New Class shares will be subject to Rule 12b-1 fees. Accordingly, unlike Amendment No. 8, this Prospectus contains information related to these fees; and

(c)	additional information in Retail Class Amendment’s SAI about “Board Oversight of Risk Management.”

     Substantially Identical Disclosure. The sections of the Retail Class Amendment that contain disclosure substantially identical to disclosure in Amendment 8 are listed below:

Prospectus
Investment Objective-page 3 and 8
Principal Investment Strategies-page 4 and 8
Principal Risks of the Fund-page 4 and 9
Tax Information-page 8
Payments to Broker Dealers and Other Financial Intermediaries-page 8
Portfolio Holdings-page 10
Management of the Fund-Portfolio Managers-page 11
Shareholder Information-Fair Valuation Policies-page 12
Account Transactions (except Investment Minimums)-page 14
Dividend and Distributions-page 16

SAI
Overview
Investments-page 1
Fundamental Investment Polices-page 9
Non-Fundamental Investment Limitations-page 10
Management (except additional information about Term of Office)-page 11
Trustee Committee-page 16
Trustee Ownership-page 16
Compensation-page 17
Voting Proxies on Fund Portfolio Securities-page 18
Portfolio Manager Information-page 21
List of Service Providers-page 26
Net Asset Value-page 26
Purchase and Redemptions-page 27
Federal Taxes-page 28
Description of Shares-page 31
Additional Information-page 34

     There are no problem areas that, in the Trust’s view, warrant particular attention, nor are there any new investment techniques or products covered by the Retail Class Amendment.

     For the convenience of the staff of the U.S. Securities and Exchange Commission, a paper copy of the Retail Class Amendment, marked for selective review to show the above-referenced instances of materially different disclosure, and a copy of this transmittal letter have been mailed to Mr. Brick Barrientos of the Division of Investment Management.

     If you have any questions or comments concerning the Retail Class Amendment, please contact me at (617) 772-1616.

Very truly yours,

/s/ Suzan M. Barron__________
Suzan M. Barron
Secretary

Attachments